Exhibit 99.1

Form 603

Corporations Act 2001

Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Immutep Limited

ACN/ARSN	009 237 889
1. Details of substantial holder (1)

Name	National Nominees Ltd ACF Australian Ethical Investment Limited
ABN	51 004 278 899
The holder became substantial on	14/03/2018

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person’s votes (5)	Voting power (6)
Ordinary F/P	202,380,952	202,380,952	7.43%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
National Nominees Ltd ACF Australian Ethical Investment		202,380,952 Ordinary F/P

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
National Nominees Ltd ACF Australian Ethical Investment	National Nominees Ltd ACF Australian Ethical Investment	National Nominees Ltd ACF Australian Ethical Investment	202,380,952 Ordinary F/P

5. Consideration

The consideration paid for each relevant interest referred to paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash
Please refer to spreadsheet

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
National Nominees Ltd	Level 12, 500 Bourke St, MELBOURNE VIC 3000
Australian Ethical Investment Limited	GPO Box Centre Sydney, GPO Box 8, Sydney NSW 2001

Signature

Print name:	David Wilson
Capacity:	Fund Accounting Manager
Sign here:		Date:	19/03/2018

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (e.g. A corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, with the names and addresses is clearly set out in paragraph 7 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7)	Include details of:

(a)	any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(8)	If the substantial holder is unable to determine the identity of the person (e.g. If the relevant interest arises because of an option) write “unknown”.

(9)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

						Annexure A
IMM	lmmutep limited
National Nominees Ltd ACF Australian Ethical Investment Ltd		% This Report	% Previous Report	% Movement	AEI Holding	Issued Shares
Holds		7.43	0.00	7.43	202,380,952	2,725,521,580

Notice Required: Form 603 – Notice of initial substantial holder
Date of Change	Person whose relevant interest	Nature of Change	Consideration given in relation to change	Class and number of securities affected	Person whose votes affected
	National Nominees Ltd ACF				National Nominees Ltd ACF
14/03/2018	Australian Ethical Investment Ltd	Buy	282,959.38	13,474,256	Australian Ethical Investment Ltd
14/03/2018	ditto	Buy	3,967,040.62	188,906,696	ditto